(Formerly known as Lion Land Berhad)

A Member of The Lion Group

[redacted]

04045525

23 August 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2004 OCT 18 A

SUPPL

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 19 August 2004, Re: Proposed renewal of shareholders' mandate for recurrent related party transactions of a revenue or trading nature; and

2) Financial Results dated 19 August 2004, Re: Fourth Quarterly Report for the financial period ended 30 June 2004.

Please contact the undersigned if you have any queries.

PROCESSED
OCT 19 2004
THOMSON FINANCIAL

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlo 10/19

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 19/08/2004 05:11:48 PM
Reference No LI-040819-28421

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Lion Industries Corporation Berhad**
*	Stock name	: **LIONIND**
*	Stock code	: **4235**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ( ) **Reply to query**

* Subject :

PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

* **Contents :-**

The Board of Directors of Lion Industries Corporation Berhad wishes to announce that the Company intends to seek the approval of its shareholders for the proposed renewal of the shareholders' mandate for recurrent related party transactions of a revenue or trading nature at the forthcoming Seventy-Fourth Annual General Meeting to be convened.

A circular containing the information on the above will be issued to the shareholders in due course.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

19 AUG 2004

Form Version 2.0

Financial Results

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 19/08/2004 05:05:10 PM
Reference No LI-040819-1E86A

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **LION INDUSTRIES CORPORATION BERHAD**
*	Stock name	: **LIONIND**
*	Stock code	: **4235**
*	Contact person	: **WONG PHOOI LIN**
*	Designation	: **SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended**	: **30/06/2004**
*** Quarter**	: ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
*** Financial Year End**	: **30/06/2004**
**** The figures***	: ○ ***have been audited*** ● ***have not been audited***

Please attach the full Quarterly Report here:

LICB.xls LICB-A1.xl LICB-A2a.rtf LICB-A2b.rtf

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/06/2004**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	30/06/2004	**30/06/2003**	**30/06/2004**	**30/06/2003**
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

19 AUG 20

1	Revenue	1,076,695	763,931	3,637,868	2,014,549
2	Profit/(loss) before tax	110,875	32,633	573,777	119,446
3	Profit/(loss) after tax and minority interest	65,645	-15,881	336,224	71,448
4	Net profit/(loss) for the period	65,645	-15,881	336,224	71,448
5	Basic earnings/(loss) per share (sen)	9.66	-2.34	49.50	13.66
6	Dividend per share (sen)	1.00	0.50	1.00	0.50

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	2.4800	2.1700

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2004 [dd/mm/yyyy] RM'000	30/06/2003 [dd/mm/yyyy] RM'000	30/06/2004 [dd/mm/yyyy] RM'000	30/06/2003 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	142,762	79,877	395,608	125,402
2	Gross interest income	10,031	10,868	34,348	29,854
3	Gross interest expense	38,413	42,694	152,568	131,439

Remarks :

Note: The above information is for the Exchange internal use only.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

1 0 AUG 2004

LION INDUSTRIES CORPORATION BERHAD

(Incorporated in Malaysia) (415-D)

Interim Report for the

Fourth Quarter Ended

30 June 2004

Condensed Consolidated Income Statements	1
Condensed Consolidated Balance Sheets	2
Condensed Consolidated Statements of Changes in Equity	3
Condensed Consolidated Cash Flow Statements	4
Notes to the Condensed Financial Statements	5 - 11

Interim report for the fourth quarter ended 30 June 2004
The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	Note	CURRENT YEAR QUARTER 30/6/2004 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2003 RM'000	CURRENT YEAR TO DATE 30/6/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2003 RM'000
Revenue		1,076,695	763,931	3,637,868	2,014,549
Operating expenses		(936,538)	(691,095)	(3,246,034)	(1,897,119)
Other operating income		2,605	7,041	3,774	7,972
Profit/(Loss) from operations		142,762	79,877	395,608	125,402
Finance costs		(38,413)	(42,694)	(152,568)	(131,439)
Share in results of associated companies		13,495	(2,110)	8,783	(9,433)
Income from other investments		10,031	10,567	34,348	29,553
Impact of group wide restructuring scheme ("GWRS")		-	1,993	-	120,363
Gain on disposal of brewery division		-	-	314,606	-
Provision for impairment / diminution in value:					
- Investment property		(17,000)	-	(17,000)	-
- Investment in quoted shares		-	(15,000)	(10,000)	(15,000)
Profit/(Loss) before taxation		110,875	32,633	573,777	119,446
Taxation	17	(47,358)	(43,421)	(98,389)	(47,121)
Profit/(Loss) after taxation		63,517	(10,788)	475,388	72,325
Minority interests:					
- Gain on disposal of brewery division		-	-	(127,700)	-
- Others		2,128	(5,093)	(11,464)	(877)
Net profit/(loss) for the period		65,645	(15,881)	336,224	71,448
Earnings/(Loss) per share (sen):	25				
- Basic		9.66	(2.34)	49.50	13.66
- Fully diluted		-	-	-	-

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2003)

Interim report for the fourth quarter ended 30 June 2004 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 30/6/2004 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2003 RM'000
Property, plant and equipment		2,069,109	2,813,365
Investment properties		109,315	335,513
Forest concessions		311,728	322,524
Plantation development expenditure		140,824	133,061
Property development projects		90,134	98,873
Investment in associated companies		354,177	104,257
Long-term investments		356,902	394,257
Deferred tax assets		33,457	33,185
Long term receivable		-	42,270
Intangible assets		337,082	406,210
Current assets:			
- Inventories		811,845	644,729
- Short-term investments		32,839	32,224
- Property development projects		11,520	18,568
- Amount due by contract customers		1,014	1,499
- Trade receivables		420,242	330,685
- Other receivables, deposits and prepayments		320,703	509,467
- Deposits, cash and bank balances		251,927	378,170
		1,850,090	1,915,342
Current liabilities:			
- Trade payables		292,657	296,715
- Other payables		507,898	765,168
- Amount due to contract customers		951	953
- Short-term borrowings	21	148,287	449,039
- Bonds and USD Debts	21	115,120	184,536
- Tax liabilities		36,868	78,283
		1,101,781	1,774,694
Net current assets / (liabilities)		748,309	140,648
		4,551,037	4,824,163
Share capital		679,235	679,235
Reserves		1,343,966	1,201,971
Shareholders' funds		2,023,201	1,881,206
Minority interests		406,242	836,468
Long-term borrowings	21	1,518,349	1,587,636
Bonds and USD Debts	21	394,375	332,187
Deferred tax liabilities		107,443	47,863
Deferred payables		101,427	138,803
		4,551,037	4,824,163
Net tangible assets per share (RM)		2.48	2.17

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2003)

Interim report for the fourth quarter ended 30 June 2004 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Note	Share Capital RM'000	Share Premium RM'000	Negative Goodwill RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
30 June 2004							
Balance at 1 July 2003		679,235	515,190	959,449	117,072	(389,740)	1,881,206
Revaluation reserve of investment property:							
- Reduction in revaluation		-	-	-	(9,500)	-	(9,500)
- Provision for impairment loss		-	-	-	(50,051)	-	(50,051)
Realisation pursuant to the dilution of subsidiary companies		-	-	(92,157)	-	-	(92,157)
Amortisation for the year		-	-	(38,613)	-	-	(38,613)
Currency translation differences		-	-	-	(1,463)	-	(1,463)
Dividend paid for the financial year ended 30 June 2003	7	-	-	-	-	(2,445)	(2,445)
Net profit for the year		-	-	-	-	336,224	336,224
Balance at 30 June 2004		679,235	515,190	828,679	56,058	(55,961)	2,023,201
30 June 2003							
Balance at 1 July 2002		593,380	515,190	-	118,565	(609,106)	618,029
Capital reconstruction		(148,345)	-	-	-	148,345	-
Issuance of shares		234,200	-	-	-	-	234,200
Acquisition of subsidiary companies		-	-	973,400	-	-	973,400
Amortisation for the year		-	-	(13,951)	-	-	(13,951)
Currency translation differences		-	-	-	(1,493)	-	(1,493)
Dividend paid for the financial year ended 30 June 2002		-	-	-	-	(427)	(427)
Net profit for the year		-	-	-	-	71,448	71,448
Balance at 30 June 2003		679,235	515,190	959,449	117,072	(389,740)	1,881,206

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2003)

Interim report for the fourth quarter ended 30 June 2004 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	Note	CURRENT YEAR-TO-DATE 30/6/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2003 RM'000
OPERATING ACTIVITIES			
Profit before taxation		573,777	119,446
Adjustments for:			
Non-cash items:			
- Gain on disposal of brewery division		(314,606)	-
- Impact of GWRS		-	(127,861)
- Others (mainly depreciation)		185,798	133,516
Non-operating items (mainly finance costs)		109,414	110,995
Operating profit before changes in working capital		554,383	236,096
Changes in working capital:			
Net changes in current assets		(505,188)	(65,933)
Net changes in current liabilities		128,956	41,343
Others (mainly tax paid)		(53,264)	(39,025)
		124,887	172,481
INVESTING ACTIVITIES			
Net cash flow from disposal of brewery division		427,957	-
Deposits received from option to dispose of the remaining interest in brewery division		186,110	-
Proceeds from disposal of investment properties		277,659	-
Investment in an associated company		(226,742)	-
Deposits paid on proposed acquisition of the Parkson retail group		(152,782)	-
Net cash flow from acquisition of subsidiary companies		-	226,265
Net cash flow for dilution of subsidiary companies		(207,207)	-
Proceeds from disposal/redemption of investments		30,196	15,866
Others (mainly purchase of property, plant and equipment)		(71,693)	(55,999)
		263,498	186,132
FINANCING ACTIVITIES			
Dividend paid to shareholders	7	(2,445)	(427)
Capital distribution by a listed subsidiary company		(56,618)	-
Movements in bank borrowings		(247,873)	116,110
Redemption/repayment of Bonds and USD Debts		(62,024)	(32,038)
Others (mainly interest paid)		(107,560)	(108,945)
		(476,520)	(25,300)
Net changes in cash & cash equivalents		(88,135)	333,313
Effects of exchange rate changes		-	5
Cash & cash equivalents at beginning of the year		284,382	(48,936)
Cash & cash equivalents at end of the year		196,247	284,382

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2003)

Interim report for the fourth quarter ended 30 June 2004 (Cont'd)
The figures have not been audited.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial report has been prepared in accordance with the Malaysian Accounting Standards Board ("MASB") Standard 26, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2003.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2003 except for the adoption of the new MASB standards.

The adoption of the new MASB standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. Qualification of audit report

There were no audit qualifications on audit report of the preceding audited financial statements. However, the auditors drew attention to the financial position of the Group concerning the portion of RM denominated bonds ("Bonds") and USD denominated consolidated and rescheduled debts ("USD Debts") issued pursuant to the group wide restructuring scheme ("GWRS") that are due for redemption/repayment within the next twelve (12) months and the steps taken by the Group to meet this obligation.

3. Seasonality or cyclicality

The operations of the Group are not subjected to material seasonal or cyclical effects except for the following:

a) Timber extraction is normally reduced during the wet weather seasons between October and February; and
b) Brewery division in China normally records higher sales during the summer period between the June and September quarters.

4. Unusual items

Other than as disclosed in Note 11, there were no items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidence.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in prior interim period of the current financial year or in prior financial years.

6. Debt and equity securities

During the financial year-to-date, the Group has redeemed/repaid part of its Bonds and USD Debts amounting to RM62 million.

Other than the above, there were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

For the financial year-to-date, a first and final dividend of 0.5%, less tax, amounting to RM2.45 million in respect of the previous financial year ended 30 June 2003 was paid by the Company.

8. Segmental reporting

The Group's segmental report for the financial year-to-date is as follows:

	Total Sales RM'000	Inter-Segment Sales RM'000	External Sales RM'000	Segment Results RM'000
Steel	2,426,719	(58,487)	2,368,232	300,523
Timber extraction and pulp and paper	398,441	-	398,441	58,709
Beverage	378,443	-	378,443	24,510
Property and construction	87,837	(3,121)	84,716	34,257
Others	419,430	(11,394)	408,036	(18,895)
	3,710,870	(73,002)	3,637,868	399,104
Unallocated costs				(3,496)
Profit from operations				395,608
Finance costs				(152,568)
Share in results of associated companies				8,783
Income from other investments				34,348
Gain on disposal of brewery division				314,606
Provision for impairment / diminution in value				(27,000)
Profit before taxation				573,777

9. Valuation of property, plant and equipment

Except for the investment property which has been revalued to its current market value and resulted in a reduction in revaluation reserve by RM10 million, the valuation of property, plant and equipment have been brought forward without any amendment from the previous audited financial statements.

10. Material events subsequent to the balance sheet date

Other than as disclosed in Note 20, there were no material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no material changes in the composition of the Group for the current quarter and financial year-to-date except for the following:

i) The completion of the disposal of the following by LDH Management Sdn Bhd and Graimpi Sdn Bhd respectively, to Horsinvest Holding Co Limited for a total cash consideration of USD131.5 million:

- 50% equity interest in the paid-up ordinary shares and 50% interest in the preference shares in Consitrade (M) Sdn Bhd; and
- 50% equity interest in the paid-up ordinary shares in DEbier Sdn Bhd.

ii) The completion of the disposal of a shopping mall known as Mahkota Parade together with the leasehold land owned by Lion Mahkota Parade Sdn Bhd, a subsidiary of the Company.

11. Changes in the composition of the Group (Cont'd)

iii) The dilution of a listed subsidiary, Lion Diversified Holdings Berhad ("Lion Diversified") to an associate status in the current quarter subsequent to the completion of the corporate exercises undertaken by Lion Diversified. Consequently, subsidiaries of Lion Diversified ceased to be subsidiaries of the Company.

The effects of the above disposals and dilution on the financial results of the Group are as follows :

	CUMULATIVE QUARTER	
	CURRENT YEAR TO DATE 30/6/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2003 RM'000
Revenue	405,080	220,410
Profit before taxation	32,193	17,740
Net profit for the period	4,479	2,407

The effects of the above disposals and dilution on the financial position of the Group are as follows :

	AS AT DATE OF DISPOSALS AND DILUTION RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2003 RM'000
Non-current assets	1,183,201	1,007,937
Current assets	474,313	564,870
Current and deferred liabilities	(739,935)	(843,349)
	917,579	729,458
Minority interests	(508,396)	(428,811)
Total net assets	409,183	300,647

12. Changes in contingent liabilities or contingent assets

The contingent liabilities or contingent assets of the Company's listed subsidiary, Lion Forest Industries Berhad ("Lion Forest") are reported in the Interim Report of Lion Forest.

Other than the above, there were no material changes in contingent liabilities or contingent assets since the last audited balance sheet date.

13. Review of performance

The Group posted further improvement in its performance for the year under review. The commendable results were attributable to the better performance by the steel division as well as the recognition of a full 12 months' contribution from the Lion Forest Group as compared with that of only 4 months in the preceding period. Lion Diversified, the Group's listed associated company also contributed substantially to the improved performance especially before being diluted from a subsidiary to an associate status in the current quarter.

14. Comparison with the preceding quarter's results

	Current Quarter 30/6/2004 RM'000	Previous Quarter 31/3/2004 RM'000	Current Year to Date 30/6/2004 RM'000
Net profit for the period ("Earnings")	65,645	237,758	336,224
Less : Non-recurring items:			
- Gain on disposal of brewery division	-	314,606	314,606
- Minority interests on gain on disposal	-	(127,700)	(127,700)
- Provision for impairment / diminution in value:			
- Investment property	(17,000)	-	(17,000)
- Investment in quoted shares	-	(10,000)	(10,000)
	(17,000)	176,906	159,906
Operating Earnings	82,645	60,852	176,318
Operating Earnings per Share (Sen)	12.17	8.96	25.96

The Group continued to record encouraging performance in terms of revenue and profit for the current quarter. With increased market demand and the strengthening of steel prices as well as improvement in production efficiencies, the steel division remains as the main contributor to the Group's performance. During the quarter, an impairment loss of RM17 million was made on the Group's investment property.

15. Prospects

Growth momentum for the Malaysian economy is expected to continue in 2004 despite various challenges affecting the country's economy. Given the present government's emphasis on revitalising the under-performing sectors and efforts to raise consumers demand, the Board expects to achieve a satisfactory performance in the next financial year.

16. Profit forecast / profit guarantee

This note is not applicable.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/6/2004	PRECEDING YEAR CORRESPONDING QUARTER 30/6/2003	CURRENT YEAR TO DATE 30/6/2004	PRECEDING YEAR CORRESPONDING PERIOD 30/6/2003
In respect of current period:	RM'000	RM'000	RM'000	RM'000
- income tax:				
- Malaysia	12,073	5,322	25,600	8,553
- Overseas	-	2,642	6,291	3,012
- deferred tax	32,600	15,348	62,442	15,321
	44,673	23,312	94,333	26,886
In respect of prior years:				
- income tax	46	19,505	4	19,631
Associated companies	2,639	604	4,052	604
	47,358	43,421	98,389	47,121

After excluding the gain on disposal of the brewery division which is not subject to tax, the effective tax rate of the Group is higher than the statutory tax rate as the taxation charge is in respect of certain profitable subsidiary companies which for tax purposes cannot be set off against the losses incurred by the remaining subsidiary companies within the Group.

18. Unquoted investments and/or properties

Other than as disclosed in Note 11, there were no material sale of unquoted investments and/or properties for the current quarter and financial year-to-date.

19. Quoted securities

The Group's dealings in quoted securities for the financial year-to-date are as follows:

	RM'000
Total purchases	5
Total disposals (Gross proceeds)	55
Total profit/(loss) on disposals	42

The Group's investments in quoted securities (excluding investment in associated company) as at end of the reporting period are as follows:

	RM'000
At cost	150,615
At book value	125,615
At market value	30,470

20. Status of corporate proposals

No	Date of Announcement	Subject	Status
1	9.6.2003 11.12.2003, 31.5.2004 and 15.6.2004	Proposal for the Company to borrow up to RM100 million, for financing required by Amsteel Mills Sdn Bhd ("AMSB") from Lion Forest, the sum of which is to be advanced from Sabah Forest Industries Sdn Bhd ("Proposed Acceptance of Financing").	Approvals obtained from: (i) Shareholders of the Company and Lion Forest; and (ii) AMSB's lenders. The Proposed Acceptance of Financing was implemented on 6 August 2004.
2	9.9.2003, 5.2.2004, 9.3.2004, 25.3.2004, 26.3.2004, 15.4.2004 and 1.6.2004	(i) Proposed disposal by LLB Nominees Sdn Bhd ("LLB Nominees"), a wholly-owned subsidiary company of the Company, of its 18% equity interest in Parkson Investment Pte Ltd and 20% equity interest in Parkson Venture Pte Ltd, to Lion Diversified Holdings Berhad ("Lion Diversified"), for an aggregate sale consideration of RM23.85 million to be satisfied by a cash consideration of RM19.07 million of which RM11.90 million is in deferred payment and the issuance by Lion Diversified of RM4.78 million nominal value of 5-year 2% coupon redeemable convertible unsecured loan stocks ("RCULS") ("Proposed Disposal"). (ii) A put and call option for the disposal of the RM4.78 million RCULS received by LLB Nominees pursuant to the Proposed Disposal to Tan Sri William H.J. Cheng or his nominees.	Approvals obtained by Lion Diversified from: (i) Securities Commission; (ii) Foreign Investment Committee; (iii) Ministry of International Trade and Industry; (iv) Bank Negara Malaysia; (v) Controller of Housing; (vi) Shareholders of Lion Diversified; and (vii) Bursa Malaysia Securities Berhad. The Proposed Disposal was completed on 1 June 2004.
The status of corporate proposals of the Company's listed subsidiary, Lion Forest are reported in the Interim Report of Lion Forest.			

21. Group's borrowings and debt securities

The Group's borrowings as at end of the reporting period are as follows:

	Short-Term RM'000	Long-Term RM'000	Total RM'000
Bank Borrowings			
Secured	130,065	1,515,612	1,645,677
Unsecured	18,222	2,737	20,959
	148,287	1,518,349	1,666,636
Bonds and USD Debts			
Secured	115,120	394,375	509,495
	263,407	1,912,724	2,176,131

	Foreign Currency '000	RM'000
The Group's borrowings and debt securities are denominated in the following currencies:		
- Ringgit Malaysia	-	1,266,053
- US Dollar	237,441	902,275
- Chinese Renminbi	17,000	7,803
		2,176,131

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk at the date of this report.

23. Changes in material litigations

The material litigations of the Company's listed subsidiary, Lion Forest are reported in the Interim Report of Lion Forest.

Other than the above, there were no material litigations since the last annual balance sheet date.

24. Dividend

The Board of Directors is recommending the payment of a first and final dividend of 1% less 28% taxation:

(a) i. Amount per share : 1 sen (less 28% taxation);

ii. Previous corresponding year : 0.5 sen per share (less 28% taxation) amounting to RM2.4 million; and

iii. Total dividend for the current financial year : RM4.9 million (net);

(b) Date payable : To be announced at a later date; and

(c) The date of entitlement to dividend will be announced later.

25. Earnings / (Loss) per share

Basic

Earnings/(Loss) per share is calculated by dividing the Group's profit/loss after tax and minority interests by the weighted average number of ordinary shares in issue of 679.2 million (2003 : 679.2 million and 523.1 million for the corresponding quarter and corresponding period, respectively).

Fully diluted

The fully diluted earnings/(loss) per share is not disclosed as the unissued ordinary shares granted to employees pursuant to the Company's Executive Share Option Scheme have no dilutive effect since the exercise price is above the average market value of the Company's shares.

26. Status of conditions imposed by the Securities Commission ("SC") pertaining to the GWRS

The SC has imposed certain conditions in its approval of the GWRS which included the requirements to disclose the following:

i) Status of the Proposed Divestment Programme

Please refer to Appendix 1.

ii) Status of the issues affecting the joint-venture operations in the People's Republic of China

Please refer to Appendix 2.

(i) Status of the Proposed Divestments

Assets to be Divested	PDP (Per GWRS)	Concluded Sales: Up to December 2003	Concluded Sales: Current Year (Jan-Dec 04) Current Quarter	Concluded Sales: Current Year (Jan-Dec 04) Year-To-Date	Sale Proceeds Received: Up to December 2003	Sale Proceeds Received: Current Year (Jan - Dec 04) Actual Received in Current Qtr	Sale Proceeds Received: Current Year (Jan - Dec 04) Actual Received in YTD	Sale Proceeds Received: Current Year (Jan - Dec 04) Projected to Dec 04	Sale Proceeds Received: Current Year (Jan - Dec 04) Projected Full Year
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million (a)	RM'million (b)	RM'million (a)+(b)
By December 2002									
Unlisted shares in pharmaceutical company	2.0	2.0	-	-	2.0	-	-	-	-
Unlisted shares in automotive company	29.4	29.4	-	-	29.4	-	-	-	-
Listed shares in financial services company	2.5	2.5	-	-	2.5	-	-	-	-
	33.9								
By December 2003									
Office block	12.6	11.0	-	-	11.0	-	-	-	-
Shares in unlisted companies, industrial land, factories and shoplots in Parade and shopping centre **	161.7	-	5.4	7.4	-	5.4	7.4	154.3	161.7
	174.3								
By December 2004									
Shares in unlisted companies and shoplots in Parade and shopping centre **	45.4	-	-	-	-	-	-	45.4	45.4
By December 2005									
Shares in unlisted company, factories and apartment	9.7	-	-	-	-	-	-	-	-
By December 2006									
Shares in unlisted companies, commercial land, residential land and shoplots in Parade and shopping centre	278.0	-	-	-	-	-	-	-	-
Total	541.3	44.9	5.4	7.4	44.9	5.4	7.4	199.7	207.1

** The Group is actively looking for potential buyers for its assets/companies under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the Bonds and USD Debts.

(ii) Transactions completed during the quarter

The transactions completed during the quarter are as follows:

a) The redemption of the unlisted preference shares in a manufacturing company:
  - The gross and net divestment proceeds are RM1.0 million; and
  - All the proceeds have been received in the current quarter.

b) The disposal of factories:
  - The gross and net divestment proceeds are RM4.8 million and RM4.4 million respectively; and
  - All the proceeds have been received in the current quarter.

(iii) Utilisation of the divestment proceeds received

The divestment proceeds received will be used to redeem/repay the Bonds and USD Debts.

ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF LION INDUSTRIES CORPORATION BERHAD ("LICB") IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC")

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 10 August 2004
1.	The amount of JV Co.'s capital had exceeded the authorized limit of the provincial Ministry of Commerce (formerly known as the Ministry of Foreign Trade and Economic Commission) ("**MOC**") amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOC in Beijing, the PRC.	Tianjin Huali Motor Co Ltd ("THM") (LICB Group's equity holding : 25%)	THM's existing total investment is USD60.24 million (equivalent to approximately RM228.91 million). The Management of LICB Group had liaised with the PRC Party, Tianjin Auto Industry Corporation, that approval need to be sought by the JV Co. from MOC in Beijing through the provincial MC for the excess of USD30.24 million (equivalent to approximately RM114.91 million).	The provincial MOC had requested the JV Co. to rely on the letter of approval dated 11 September 1995 from the provincial MOC, in that the capital of the JV Co. has been properly approved. It is the duty of the provincial MOC to apply for endorsement from the MOC in Beijing. The LICB Group expects to obtain the endorsement by 31 December 2004.
2.	Property Ownership Right(s) for building(s) ("**POR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of joint venture agreement.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with the PRC Party, Hubei Zhongtian Joint Stock Company ("HZJ"), that HZJ should apply to the relevant authorities for transfer of the POR for the building located at No. 132, YangWan Lu, Jingmen City, Hubei Province, PRC to the JV Co.	The Management of LICB Group is in the process of procuring HZJ to transfer the ownership of the POR to the JV Co. by 31 December 2004.
3.	The lease of the land by the PRC Party to the JV Co. has not been registered with the relevant authorities in the PRC.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with HZJ to register the lease over the land located at No. 132, YangWan Lu, Jingmen City, Hubei Province, PRC with the relevant authorities.	The Management of LICB Group is in the process of procuring HZJ to obtain the approval for the lease by 31 December 2004.

LION INDUSTRIES CORPORATION BERHAD

ISSUES AFFECTING THE JOINT VENTURE COMPANIES OF AMSTEEL CORPORATION BERHAD ("AMSTEEL") IN THE PRC

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 10 August 2004
1.	Retail enterprises to restructure the share holding ratio between the joint venture parties and/or the term of operation and/or business scope as required by the State Council in the PRC		Submitted the application to maintain or restructure the share holding ratio and/or the term of operation and/or business scope for approval as required on the following dates:	
		Sichuan Hezheng Parkson Plaza Co Ltd (Amsteel Group's equity holding : 90%)	7 December 2001	Resolved as the approval from the relevant authorities in the PRC for the restructuring of this JV Co. was obtained in mid-May 2004. *
		Chongqing Wangyu Parkson Plaza Co Ltd (Amsteel Group's equity holding : 70%)	3 December 2001	Resolved as the approval from the relevant authorities in the PRC for the restructuring of this JV Co. was obtained in mid-May 2004. *
		Xian Lucky King Parkson Plaza Co Ltd (Amsteel Group's equity holding : 51%)	20 February 2002	Resolved as the approval from the Ministry of Commerce (formerly known as Ministry of Foreign Trade and Economic Corporation) was obtained in mid-May 2004 for the amendments to the Joint Venture Agreement and Articles of Association of this JV Co

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 10 August 2004
				(following the approval from the State Economic and Trade Commission for the restructuring of this JV Co. which was received on 14 February 2003). *
2.	Land Use Right(s) for land ("**LUR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of the joint venture agreement	Xian Lucky King Parkson Co Ltd (Amsteel Group's equity holding : 51%)	The Management of Amsteel Group had liaised with the PRC Party, Li Feng (Xian) Real Estate Development Co Ltd ("LFXR"), to transfer the LUR of the land located at No. 119, Dong Da Jie, Bei Lin District, Xian, Shanxi Province, PRC to the JV Co.	The registration of the LUR certificate in the JV Co's name was outstanding as of 1 June 2004. *
3.	Shortfall in capital to be contributed by the Amsteel Group	Mianyang Fulin Parkson Plaza Co Ltd (Amsteel Group's interest holding : 60%)	The Management of Amsteel Group is required to inject such amount to make up for the shortfall of Rmb2.19 million (equivalent to approximately RM1.00 million) ("Shortfall").	Resolved as the capital verification from the certified auditor for the injection of the Shortfall was obtained on 21 April 2004. *
4.	The PRC party has not obtained the LUR or Property Ownership Right(s) for building ("**POR**") certificate in its favour for property leased by the PRC Party to the JV Co. or the lease of the LUR or POR to the JV Co. has not been registered with the relevant authorities in the PRC	Mianyang Fulin Parkson Co Ltd (Amsteel Group's interest holding : 60%)	The Management of Amsteel Group had liaised with the PRC Party, Sichuan Mianyang Fulin Real Estate Development Co Ltd ("SMF"), to register the lease of building located at No. 17, An Chang Lu, Mianyang City, Sichuan Province, PRC.	Resolved as the lease was registered on 20 July 2004. *
		Sichuan Hezheng Parkson Plaza Co Ltd (Amsteel Group's equity holding : 90%)	The Management of Amsteel Group had liaised with the PRC Party, Sichuan Hezheng Company Limited by Shares ("SHC"), to obtain the POR certificate for the building located at No.	The transfer of the POR certificate in favour of SHC was outstanding as of 1 June 2004. * SHC had issued a letter dated 20 February 2004 to

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 10 August 2004
			31, Zong Fu Lu, Jinjiang District, Chengdu City, Sichuan Province, PRC, leased by the PRC Party to the JV Co.	confirm that the JV Co. may use the POR pending the said transfer.
		Chongqing Wangyu Parkson Plaza Co Ltd (Amsteel Group's equity holding : 70%)	The Management of Amsteel Group had liaised with the PRC Party, Chongqing Wangyu Economic Industry Development Corporation ("CWE"), to obtain the POR certificate in its favour for the building located at No. 77, Da Ping Changjiang Er Lu, Yuzhong District, Chongqing, PRC and leased by the PRC Party to the JV Co.	By a letter dated 8 March 2001, CWE agreed to compensate the Amsteel Group if there is any damage arising from the non-transfer of the POR in its name. In addition, the parent company of CWE and owner of the building authorised CWE to lease the building to the JV Co. *
5.	The PRC Party borrowed Rmb17,803,000 from the JV Co. and as security, the PRC Party pledged its 40% equity interest in the JV Co. to the Amsteel Group. The pledge has not been registered with the relevant authorities.	Dalian Tianhe Parkson Shopping Centre Co Ltd (Amsteel Group's equity holding : 60%)	The Management of Amsteel Group had liaised with the management of JV Co. to take steps to register the pledge of the equity interest by the PRC Party, Dalian Tianhe Plaza Company Limited ("DTP").	Resolved as DTP has repaid the outstanding loan on 27 July 2004. *

* *As from 1 June 2004, these JV Cos became the subsidiaries of Lion Diversified Holdings Berhad ("LDHB") following the disposal of the entire equity interests in the companies holding interests in the said JV Cos ("Disposed Companies") to LDHB. The respective vendors of the Disposed Companies had undertaken to the Securities Commission ("SC") that they shall indemnify LDHB for any losses incurred by LDHB as a result of any non-compliance with the laws and regulations of the PRC.*